UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770
A Publicly-Held Company

NOTICE TO SHAREHOLDERS

Companhia de Bebidas das Américas - AmBev hereby informs that, in the Extraordinary General Shareholders’ Meeting held on April 28, 2008, shareholders approved the issuance of 1,813,659 common shares and 851,980 preferred shares, at the price of R$ 111.48 and R$ 123.30, respectively, per share. The shares issued were fully subscribed and paid-in by Interbrew International B.V. and AmBrew S/A, both subsidiaries of InBev N.V./S.A, the controlling shareholder of the Company, through the partial capitalization of the tax benefit obtained by the Company with the partial amortization of the special premium reserve in the fiscal year of 2007, resulting in an increase of Company’s capital stock in the total amount of R$307,235,839.32.

Due to the aforementioned capital increase, the Company’s remaining shareholders shall have the right to subscribe up to 644,906 common shares and up to 1,081,749 preferred shares, in the same proportion of the shares issued to the controlling shareholder, which is 0.715369046% of their respective interests held on April 28, 2008, at the same price referred in the above paragraph, for payment in cash upon subscription.

Therefore, the total issuance approved by the General Meeting held on the date hereof will be of up to 2,458,565 common shares and up to 1,933,729 preferred shares.

The subscription right may be exercised by the Company’s shareholders within a 30-day period initiating on April 30, 2008 and ending on May 29, 2008, being the Company’s Board of Directors empowered to, upon the end of such 30-day period, and subject to the exercise of the apportionment of the unsubscribed shares rights and subsequent sale on the São Paulo Stock Exchange (“BOVESPA”) of the unapportioned shares, verify the actual subscription and proceed with the filing of the relevant resolution with the Registry of Commerce (Law No. 6,404/76, Article 166). The credit of the subscribed shares will be made on the next day following the referred Board of Directors’ Meeting of the Company.

The subscription right may be exercised in any branch of Banco Itaú S.A., upon payment of the subscription amount and the completion of the respective bulletin, which will be available as of April 30, 2008.

The shares issued as a result of the aforementioned subscription right will be entitled to all dividends and interest on shareholders’ equity that may be declared by the Company after the Board of Directors’ meeting with respect to their subscription and payment.

Since the new shares will not be registered under the Securities Act of 1933, the right to subscribe such shares may not be offered nor sold neither in the United States of America nor to U.S. citizens.

Notwithstanding the preceding paragraph, all Company’s shareholders interested in negotiating their subscription rights may do so from April 30, 2008 until May 21, 2008, provided that the shareholders whose shares are held in custody with Banco Itaú S.A. request from such institution the respective assignment of rights bulletin, which will be issued by Banco Itaú S.A., or instruct their preferred dealer to negotiate it directly on the stock exchanges.

Once a bulletin for the assignment of rights is issued, as provided for in the preceding paragraph, and upon the consummation of such assignment of rights, the assignor must sign the overleaf of the referred bulletin and have his/its signature notarized.

The unsubscribed shares, not subscribed within the 30-day term referred to above, will be apportioned in the proportion of the subscribed amounts, among the shareholders, who indicated such interest in the subscription bulletin; in this case, such condition will be expressly mentioned on the subscription bulletins and the unapportioned amount will, after the expiration of the 30-day term, be sold on the BOVESPA, to the benefit of the Company.

The Company’s Investor Relations Department remains available to clarify to shareholders any questions regarding the matters dealt with in this Notice through the telephone (55-11) 2122-1415 or the e-mail ir@ambev.com.br.

São Paulo, April 29, 2008.

Graham David Staley
Investor Relations’ Officer
Companhia de Bebidas das Américas - AmBev

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations